

March 1, 2024

Joseph Hayek
Vice President and Chief Financial Officer
Worthington Enterprises, Inc.
200 West Old Wilson Bridge Road
Columbus, OH 43085

> **Re: Worthington Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2023**
> **Forms 8-K filed September 27, 2023 and December 19, 2023**
> **File No. 001-08399**

Dear Joseph Hayek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2023

Consolidated Financial Statements
Note P - Segment Data, page 80

1.   We refer to your tables which present summarized financial information for your reportable segments. Please revise your future filings to reconcile consolidated Adjusted EBIT to your consolidated earnings before income taxes and discontinued operations. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-32(f) for guidance.

Forms 8-K filed September 27, 2023 and December 19, 2023

Exhibit 99.1
Non-GAAP Financial Measures / Supplemental Data

2.   We refer to your table which presents analyses of segment results. Please revise your future filings to address the following items.

- To the extent your earnings release presents consolidated Adjusted EBIT and consolidated Adjusted EBITDA, please reconcile these non-GAAP measures to net income, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

- We note that you present consolidated Adjusted EBIT Margin and consolidated Adjusted EBITDA Margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing